Exhibit 12.1

THE WALT DISNEY COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended		Fiscal Year Ended
	March 31, 2012	April 2, 2011	2011	2010	2009	2008	2007
EARNINGS
Income from continuing operations before income taxes	$4,117	$3,632	$8,043	$6,627	$5,658	$7,402	$7,725
Equity in the income of investees	(283)	(279)	(585)	(440)	(577)	(581)	(485)
Dividends from equity method investees	315	295	608	473	505	476	420
Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	267	246	495	514	649	768	801
Imputed interest on operating leases (estimated to be one-third of rental expense)	133	134	273	216	205	183	161

TOTAL EARNINGS	$4,549	$4,028	$8,834	$7,390	$6,440	$8,248	$8,622

FIXED CHARGES
Interest expense and amortization of debt discounts and premium on all indebtedness	$242	$211	$435	$456	$588	$712	$746
Capitalized interest	46	46	91	82	57	62	37
Imputed interest on operating leases	133	134	273	216	205	183	161

TOTAL FIXED CHARGES	$421	$391	$799	$754	$850	$957	$944

RATIO OF EARNINGS TO FIXED CHARGES (1)	10.8	10.3	11.1	9.8	7.6	8.6	9.1

(1)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense